Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Tuesday, August 29, 2023, at 4:00 p.m. (Israel time).

On May 23, 2023, we entered into a share purchase agreement (the “Purchase Agreement”) with FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel and a major shareholder of the Company, to purchase $60 million of our ordinary shares in a private placement (the “Private Placement”). Under the terms of the Purchase Agreement, at the closing, subject to satisfaction of certain closing conditions, including the required majority of the Company’s shareholders voting in favor of the Private Placement at the Meeting and obtaining certain regulatory approvals, we will issue an aggregate of 12,631,579 ordinary shares to FIMI at a price of $4.75 per share (which represents the average closing price of our shares on the NASDAQ Global Select Market during the 20 trading days prior to the date of the Purchase Agreement). Upon the closing of the Private Placement, FIMI, which currently beneficially owns 21.08% of our outstanding ordinary shares, is expected to beneficially own approximately 38.4% of our outstanding ordinary shares and will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

In connection with the transaction described above, the Company is holding the Meeting for the following purposes, as more fully described in the accompanying proxy statement:

1.      To approve the Private Placement, as a result of which FIMI will become a controlling shareholder of the Company (within the meaning of the Israeli Companies Law), in accordance with Section 328 of the Israeli Companies Law and Sections 270(5) and 274 of the Israeli Companies Law.

2.      To approve the election of Prof. Benjamin Dekel and Assaf Itshayek as external directors, within the meaning of the Israeli Companies Law, each for an initial three-year term, subject to the approval of Proposal 1 and the closing of the Private Placement.

3.      To approve the grant of options to each of Prof. Benjamin Dekel and Assaf Itshayek, subject to their respective election and commencement of service as external directors, within the meaning of the Israeli Companies Law, under and in accordance with Proposal 2.

Our Board of Directors recommends a vote FOR the approval of Proposals 1 and 3 and the election of each of the external director nominees set forth in Proposal 2.

Shareholders of record at the close of business on July 21, 2023, are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (“TASE”) and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the TASE’s website at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472) until the date of the Meeting. Our Company’s representative is Mr. Nir Livneh, our Vice President, General Counsel and Corporate Secretary (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-733-321705).

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Sincerely,

Lilach Asher-Topilsky
Chair of the Board of Directors

July 13, 2023

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Tuesday, August 29, 2023, at 4:00 p.m. (Israel time).

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) the approval of a private placement of the Company’s ordinary shares, as a result of which FIMI will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), in accordance with Section 328 of the Israeli Companies Law and Sections 270(5) and 274 of the Israeli Companies Law; (2) approval of the election of Prof. Benjamin Dekel and Assaf Itshayek as external directors, within the meaning of the Israeli Companies Law, each for an initial three-year term, subject to the approval of Proposal 1 and the closing of the private placement under Proposal 1; and (3) approval of the grant of options to each of Prof. Benjamin Dekel and Assaf Itshayek, subject to their respective election and commencement of service as external directors, within the meaning of the Israeli Companies Law, under and in accordance with Proposal 2.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the approval of Proposal 1 and the election of each of the external director nominees set forth in Proposal 2.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on July 21, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 21, 2023, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•        Voting by Proxy.    You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

•        Shares Traded on TASE.    Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the record date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters such as the matters on the Meeting agenda.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

As discussed in further detail in Proposal 1, in view of FIMI’s substantial holding in the Company and given that FIMI would become a controlling shareholder of the Company (as defined in the Israeli Companies Law) if the private placement subject to Proposa1 l would be consummated, the Audit Committee and Board of Directors of the Company (without the presence of the three directors affiliated with FIMI and Ms. Karnit Goldwasser) resolved to examine, negotiate and determine if to approve the transaction with FIMI according to the required measures relating to transactions with a controlling shareholder under Israeli law, and therefore: (i) established a special independent committee to examine, negotiate and determine whether to recommend to the Audit Committee and Board of Directors the transaction with FIMI (for additional details, see Proposal 1), (ii) determined to subject the approval of Proposal 1 to the requirements of the Israeli Companies Law for the approval of a private placement in which a controlling shareholder of the Company has a personal interest, and (iii) determined that FIMI shall be deemed a controlling shareholder of the Company for purposes of Proposal 2. Accordingly, the approval of Proposal 1 and the election of the external directors under Proposal 2 shall require the majority requirements described below.

Proposal 1:    The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to approve Proposal 1.

In addition to the foregoing majority requirement, the approval of Proposal 1 shall also be subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Proposal 2:    The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the external director nominees set forth in Proposal 2.

In addition to the foregoing majority requirement, the election of each of the external directors is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the election of each external director nominee (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such election (excluding a personal interest that is not related to a relationship with a controlling shareholder), or (ii) the total number of shares voted against the election by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights. As described above, FIMI shall be deemed a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority.

For purposes of Proposals 1 and 2, you are asked to indicate on the enclosed proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not you have a personal interest in the proposals (for purposes of Proposal 2, excluding a personal interest that is not related to a relationship with a controlling shareholder) and, for purposes of Proposal 2, whether you are a controlling shareholder of the Company.

Each shareholder voting on Proposal 1 and the election of the external directors under Proposal 2 is required to indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposals (for purposes of Proposal 2, excluding a personal interest that is not related to a relationship with a controlling shareholder). Otherwise, the shareholder’s vote will not be counted for the purposes of the proposals. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company, with respect to which, the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposal 3:    The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to approve such proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Mr. Nir Livneh, Vice President, General Counsel and Corporate Secretary, or by facsimile to +972-8-9406473, no later than August 20, 2023 at 4:00 p.m. Israel time.

Shareholder Proposals

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is July 20, 2023. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than July 20, 2023, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 30, 2023 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 44,842,238 ordinary shares outstanding as of June 30, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	9,452,708	21.08%
The Phoenix Holdings Ltd.(2)	4,594,601	10.25%
Leon Recanati(3)	3,612,998	8.06%

Directors and Director Nominees
Lilach Asher Topilsky(4)	19,875	*
Uri Botzer(5)	—	—
Ishay Davidi(6)	9,472,583	21.12%
Karnit Goldwasser(7)	19,875	*
Jonathan Hahn(8)	1,943,393	4.33%
Lilach Payorski(9)	—	—
Leon Recanati(3)	3,612,998	8.06%
Ari Shamiss(10)	5,000	*
David Tsur(11)	647,804	1.44%
Benjamin Dekel	—	—
Assaf Itshayek	—	—
Directors and executive officers as a group (22 persons)(12)	16,276,168	35.79%

____________

*        Less than 1% of our ordinary shares.

(1)      Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on May 24, 2023. According to the Statement, (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by (A) FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, (B) Mr. Ishay Davidi, Chief Executive Officer of FIMI 6, and (C) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6. Information included in this footnote does not include 19,875 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)      Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company dated July 4, 2023, reporting its holdings as of July 3, 2023.

(3)      Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 39,875 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.84 (or $6.21) per share, which expire between May 30, 2024 and September 25, 2026. Does not include ordinary shares subject to unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(4)      Shares beneficially owned consist of options to purchase 19,875 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 23.67 (or $6.50) per share, which expire on September 25, 2026. Does not include ordinary shares subject to unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)      Does not include ordinary shares subject to unvested options to purchase 30,000 ordinary shares held by Mr. Uri Botzer that are not exercisable within 60 days of the date of the table.

(6)      Includes (i) 9,452,708 shares indirectly beneficially owned through the FIMI 6 Funds (see footnote (1) above); and (ii) 19,875 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $6.50) per share, which expire on September 25, 2026. Does not include ordinary shares subject to unvested options to purchase 36,625 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(7)      Shares beneficially owned consist of options to purchase 19,875 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $6.50) per share, which expire on September 25, 2026. Does not include ordinary shares subject to unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)      Mr. Hahn holds 25% of the shares of Sinara Financing S.A., which holds 100% of the shares of Damar Chemicals Inc., a company registered in Panama, which directly holds 1,903,518 ordinary shares. In addition, includes options to purchase 39,875 ordinary shares directly held by Mr. Jonathan Hahn that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.58 (or $6.16) per share, which expire between May 30, 2024 and September 25, 2026. Does not include ordinary shares subject unvested options to purchase 36,625 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(9)      Does not include ordinary shares subject unvested options to purchase 30,000 ordinary shares held by Ms. Lilach Payorski that are not exercisable within 60 days of the date of the table.

(10)    Shares beneficially owned consist of options to purchase 5,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 29.68 (or $9.13) per share, which expire on June 10, 2027. Does not include ordinary shares subject to unvested options to purchase 35,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)    Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 39,875 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.58 (or $6.16) per share, which expire between May 30, 2024 and September 25, 2026. Does not include ordinary shares subject to unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)    Includes 103,515 ordinary shares held by the company’s executive officers. In addition, includes options to purchase 451,125 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.01 (or $5.14) per share, which expire between January 31, 2024 and October 23, 2029. For certain information regarding the directors’ beneficial ownership, See footnotes (1)-(11).

PROPOSAL 1
APPROVAL OF PRIVATE PLACEMENT
(Item 1 on the Proxy Card)

Overview

FIMI Opportunity Funds, L.P. (“FIMI”), the leading private equity firm in Israel, beneficially owns approximately 21.08% of our outstanding ordinary shares as of the date hereof. Lilach Asher Topilsky, the Chair of our Board of Directors, and Ishay Davidi and Uri Botzer, members of our Board of Directors, are partners in FIMI (collectively, the “FIMI Directors”). FIMI is the leading private equity fund in Israel with a track record of success spanning over 25 years, assets under management in excess of $7 billion and over 55,000 persons employed in its portfolio companies. Since its inception, FIMI has completed close to 100 acquisitions.

On April 17, 2023, FIMI submitted to the Chief Executive Officer and the Board of Directors of the Company a non-binding indication of interest to invest between $50 million and $60 million in cash to acquire additional ordinary shares of the Company, at a price per share of $4.45 (equal to the average price per share of the Company’s ordinary shares on the NASDAQ Global Select Market over the 90 trading days prior to the proposal) and increase its interest in the Company (the “FIMI Proposal”). Following receipt of the FIMI Proposal, the Board of Directors established a special independent committee to examine and negotiate the FIMI Proposal, as detailed below under “Special Committee.”

On May 16, 2023, following negotiation between the Special Committee and FIMI, FIMI submitted a revised non-binding proposal increasing the price per share from $4.45 to $4.75.

On May 23, 2023, we entered into a share purchase agreement (the “Purchase Agreement”) with two funds affiliated with FIMI (the “FIMI Funds”) to purchase $60 million of our ordinary shares at a price of $4.75 per share (the “Per Share Price”) in a private placement (the “Private Placement”). Under the terms of the Purchase Agreement, at the closing, subject to satisfaction of certain closing conditions, including the required majority of the Company’s shareholders voting in favor of the Private Placement at this Meeting and obtaining certain regulatory approvals, we will issue an aggregate of 12,631,579 ordinary shares to the FIMI Funds, representing approximately 17.32% of our outstanding ordinary shares as of the date hereof (after giving effect to the issuance of the shares in the Private Placement). Upon the closing of the Private Placement, FIMI is expected to beneficially own approximately 38.4% of our outstanding ordinary shares and will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law.

Proceeds from the Private Placement are expected to be used to support the Company’s growth plans and execution of strategic business development opportunities.

Under Section 328(b)(1) of the Israeli Companies Law, a private placement resulting in the purchaser holding a “control block,” i.e., becoming a holder of 25% or more of the voting rights in the Company, if there is no other holder of 25% or more of the voting rights in the Company, is subject to approval by the Company’s shareholders.

Accordingly, we are asking our shareholders to consider and vote on a proposal to approve the Private Placement, which would result in FIMI becoming our controlling shareholder (within the meaning of the Israeli Companies Law).

Special Committee

On April 19, 2023, following the receipt of the FIMI Proposal, a meeting of the Board of Directors was held, without the presence of the FIMI Directors and Karnit Goldwasser (who elected to recuse herself), to discuss the FIMI Proposal. At the meeting, the Board of Directors determined that in view of FIMI’s substantial holding in the Company, and given that FIMI would become a controlling shareholder of the Company if the transaction subject to the FIMI Proposal would be consummated, it would be advisable to establish an independent committee, composed of independent directors (within the meaning of the Nasdaq Listing Rules) who are not affiliated with FIMI (the “Special Committee”). Accordingly, the Board of Directors established the Special Committee, composed of Lilach Payorski (as the Chair of the Special Committee), Leon Recanati, Prof. Ari Shamiss and David Tsur, all of whom are independent directors (within the meaning of the Nasdaq Listing Rules) not affiliated with FIMI. The Board of Directors authorized the Special Committee (among other things) to independently examine and negotiate the FIMI Proposal, including the authority to reject the FIMI Proposal, and to determine if to recommend the Private Placement to the Audit Committee and the Board of Directors of the Company.

The Special Committee retained independent counsel and held numerous meetings. Stifel, Nicolaus & Company, Incorporated (“Stifel”), acted as financial advisor to the Special Committee with respect to the Private Placement and provided a written opinion to the Company that the Per Share Price is fair, from a financial point of view, to the Company. In addition, the Special Committee retained Prof. Aharon (Roni) Ofer as an additional financial advisor, who rendered a fairness opinion in connection with the Private Placement and concluded that the Per Share Price to be received by the Company (which was determined by Stifel to be fair from a financial point of view) was indeed fair and reasonable, from a financial point of view, to the Company.

On May 23, 2023, following the negotiation process and its deliberations, the Special Committee unanimously (i) determined that the Private Placement and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) recommended that our Audit Committee and Board of Directors approve the Private Placement and the transactions contemplated thereby and (iii) recommended that our Board of Directors submit the Private Placement to the shareholders for approval in accordance with Israeli law and resolve to recommend that the shareholders of the Company approve the Private Placement and the transactions contemplated thereby.

Factors Considered by the Special Committee in Recommending the Private Placement

In reaching its determination to recommend the Private Placement to the Audit Committee and the Board of Directors, the Special Committee considered a number of factors, including:

•        Raising capital from FIMI will provide the Company with a cash reserve that is essential for the implementation of its business plan and will support its growth strategy. The Special Committee was satisfied by management’s presentation regarding the Company’s cash needs, including:

•        Accelerating growth is essential to deliver value to shareholders and attract experienced biopharmaceutical investors.

•        To facilitate long-term growth, the Company requires additional funds, particularly for investment in research and development.

•        Given the Company’s currently anticipated cash flow, it is expected to take several years to generate sufficient cash flow from operations for the implementation of the Company’s long-term business plans.

•        An integral part of the Company’s growth strategy involves potential consummation of merger and acquisition transactions, which would require significant cash reserves.

•        Given the recent significant disruption in global financial markets, the Company’s ability to access capital may be limited and the cost of raising capital may increase, and there can be no assurance of the Company’s ability to access the equity and debt capital markets on terms acceptable to the Company, if at all.

•        There is a high level of certainty regarding the closing of the Private Placement, as it is not conditioned upon due diligence or financing. While the Private Placement may require regulatory approvals, it is expected that such would be obtained.

•        The Private Placement is structured based on the definitive agreements for the share purchase transaction between the Company and FIMI dated January 20, 2020, enabling swift signing with minimal associated transaction expenses.

•        After examining various alternatives, the Private Placement emerged as the preferred choice for the Company and its shareholders over the following alternatives:

•        Debt Financing.    While debt financing would not be dilutive to shareholders, it presents significant challenges due to current high market interest rates, would be an added burden considering the Company’s existing debt, and would likely result in liens on the Company’s assets providing operational and financing difficulties.

•        Capital Raising through the Market.    Despite the benefit of diversifying investors, a capital raise through the market may prove challenging due to the lengthy fundraising process, potential negative impact on share price, the risk and uncertainty of consummating the capital raise, and the requirement to pay substantial underwriting or placement agent fees.

•        Capital Raising from Other Private Investors through a Private Investment in Public Equity (“PIPE”) Transaction.    Although a PIPE offers the advantage of investor diversification, typically a PIPE involves a discount to market price (which was not the case with the FIMI Proposal) and the requirement for an extensive due diligence process. It was noted that the completion of the Private Placement does not restrict the possibility of including additional investors in the future.

•        Royalty-based Financing.    While royalty-based financing would avoid shareholder dilution, it’s similarity to other form of debt financing make it less advantages in current high market interest rates.

•        Maintaining the Status Quo.    The absence of an additional financing transaction at this time could result in the Company’s stagnation and hinder its ability to make significant progress in business development and deliver value to shareholders.

•        The creation of a “control block,” i.e., holding 25% or more of the voting rights in the Company, is not expected to disadvantage the other shareholders as FIMI is a reputable investor with an extremely successful track record for value enhancement for the benefit of all the shareholders. In addition, the provisions of Israeli law will require the Company to include at least two external directors (within the meaning of the Israeli Companies Law) on its Board of Directors and to change the composition of its Board of Directors, the Audit Committee and Compensation Committee (see Proposal 2), thereby increasing the protection of minority shareholders.

•        The Special Committee negotiated the price with FIMI and was able to achieve an increase of approximately 7% relative to the original FIMI Proposal, from $4.45 to $4.75 per share. The Special Committee was of the view that FIMI was not agreeable to any additional increase in the purchase price.

•        The Price Per Share in the Private Placement of $4.75 is fair, from a financial point of view, to the Company, supported by two professional fairness opinions, from Stifel and an additional financial advisor, Prof. Aharon (Roni) Ofer, who examined Stifel’s opinion and provided his own fairness opinion.

•        The Special Committee resolved to recommend the Private Placement to the Audit Committee and Board of Directors despite the absence of a control premium based on the following considerations:

•        The Price Per Share does not entail a discount to market price, which is typically expected in similar transactions, especially given current market conditions.

•        Engaging in a deal with FIMI eliminates the need to pay substantial underwriting or placement agent fees, making it an attractive option for the Company compared to raising capital through alternative means.

•        The savings to the Company resulting from the above are economically the effective equivalent of a premium. In addition, as noted by Stifel, the crossing of the 25% threshold is not viewed in the U.S. market as a basis for payment of a control premium.

•        A review of comparable transactions in Israeli companies revealed a wide range of prices in transactions in which voting rights between 25% and 45% were acquired, and in two precedents that were most similar to the Private Placement a substantial discount to market price was applied rather than a premium.

•        The agreed Price Per Share of $4.75 per share represents the average closing price of the Company’s ordinary shares on the NASDAQ Global Select Market during the 20 trading days prior to the date of the recommendation of the Special Committee and is aligned with the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market of $4.76 as of May 16, 2023 (the date on which the Company and FIMI agreed in principle on the Price Per Share). The Price Per Share also reflects the increase in the price of the Company’s ordinary shares observed at the beginning of May 2023.

Audit Committee and Board of Directors Approval

On May 23, 2023, after carefully considering the unanimous recommendation and considerations of the Special Committee described above, our Audit Committee and Board of Directors each determined, on the basis of the considerations described above, that the Private Placement was advisable and in the best interest of the shareholders of the Company, and the Board of Directors determined to recommend that the shareholders approve the Private Placement. The FIMI Directors and Karnit Goldwasser did not participate in the respective meetings of the Audit Committee (in the case of Ms. Goldwasser) and Board of Directors at which the Private Placement was discussed and approved.

Private Placement Terms

Securities Purchase Agreement

As previously disclosed, on May 23, 2023, we entered into the Purchase Agreement with the FIMI Funds, pursuant to which we agreed, subject to the satisfaction of certain conditions, to issue and sell an aggregate of 12,631,579 ordinary shares to FIMI at the Price Per Share. At the closing of the Private Placement, subject to the satisfaction of certain conditions, including shareholder approval of the Private Placement at the Meeting, FIMI will consummate its purchase of the ordinary shares for an aggregate purchase price of $60 million. The Purchase Agreement contains customary representations, warranties and covenants of the Company and FIMI Funds, all of which are identical (subject to required updates) to those set forth in the Securities Purchase Agreement entered into between the Company and FIMI in January 2020.

Upon the closing of the Private Placement, subject to the satisfaction of certain closing conditions, including the receipt of shareholder and certain regulatory approvals, FIMI is expected to beneficially own approximately 38.4% of our outstanding ordinary shares and will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law.

Registration Rights Agreement

The securities offered to FIMI have not been registered under the Securities Act of 1933, as amended. On May 23, 2023, concurrently with the execution of the Securities Purchase Agreement, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with FIMI pursuant to which, among other things, the Company undertook to file with the SEC a registration statement registering the resale of all of the ordinary shares held by FIMI, per its request, at any time after the lapse of six months following the closing of the Private Placement.

The foregoing descriptions of the terms of the Purchase Agreement and the Registration Rights Agreement are only a summary and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, which were filed with the SEC as Exhibit 99.2 and Exhibit 99.3, respectively, to our Report on Form 6-K/A on May 24, 2023, and are incorporated herein by reference.

Dilution and Impact on Existing Shareholders

The issuance of the ordinary shares to the FIMI Funds in the Private Placement, if approved by the shareholders at the Meeting, would have a dilutive effect on current shareholders in that the percentage ownership of the Company held by such current shareholders will decline as a result of the issuance. This means that our existing shareholders (other than FIMI), will own a smaller interest in the Company as a result of such issuance and therefore, have less ability to influence significant corporate decisions requiring shareholder approval. The issuance of our ordinary shares pursuant to this proposal could also have a dilutive effect on the book value per share and any future earnings per share. Dilution of equity interests could also cause the prevailing market price for our ordinary shares to decline.

Subject to the approval of Proposal 1, following the closing of the Private Placement, subject to the satisfaction of certain closing conditions, FIMI will become our controlling shareholder (within the meaning of the Israeli Companies Law), owning approximately 38.4% of our outstanding ordinary shares. As a result, FIMI would be able to significantly influence our management and affairs and matters requiring shareholder approval, including the election of directors (other than external directors) and the approval of significant corporate transactions, such as mergers or consolidations, and may not act in the best interests of our other shareholders. In addition, the provisions of Israeli law will require the Company to include at least two external directors (within the meaning of the Israeli Companies Law) on its Board of Directors and to change the composition of its Audit Committee and Compensation Committee (for additional information, see Proposal 2).

Approvals Required for the Private Placement

•        Under Section 270(1) together with Section 272(a) of the Israeli Companies Law, as the FIMI Directors may be deemed to have a personal interest in the Private Placement, and under Section 270(4) together with Section 275 of the Israeli Companies Law, as a result of the determination of the Audit Committee and Board of Directors to subject the approval of Proposal 1 to the requirements of the Israeli Companies Law for the approval of a private placement in which a controlling shareholder of the Company has a personal interest, the Private Placement requires the approval of our Audit Committee and Board of Directors, as an extraordinary transaction (within the meaning of the Israeli Companies law) in which an office holder and a controlling shareholder of the Company (as defined in the Israeli Companies Law) may be deemed to have a personal interest (within the meaning of the Israeli Companies Law).

The Audit Committee and Board of Directors of the Company (without the presence of the three directors affiliated with FIMI and Ms. Karnit Goldwasser) each approved the Private Placement on May 23, 2023, as described above.

•        Sections 270(5) and 274 of the Israeli Companies Law provide that a private placement that would result in a person or entity becoming a controlling shareholder (within the meaning of the Israeli Companies Law), requires the approval of the Board of Directors and the shareholders.

•        As discussed under “Vote Required for Approval of the Proposals” above, in view of FIMI’s substantial holding in the Company and given that FIMI would become a controlling shareholder of the Company (within the meaning of the Israeli Companies Law) if the Private Placement would be consummated, the Audit Committee and Board of Directors determined to subject the approval of Proposal 1 to the requirements of the Israeli Companies Law for the approval of a private placement in which a controlling shareholder of the Company has a personal interest, as set forth under Section 270(4) together with Section 275 of the Israeli Companies Law. Accordingly, the shareholder approval of the Private Placement shall also be subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Accordingly, we are seeking shareholder approval of the Private Placement as a result of which, subject to the satisfaction of certain closing conditions, FIMI will increase its ownership in the Company from 21.08% to approximately 38.4% of our outstanding ordinary shares and voting rights and will become a controlling shareholder of the Company (within the meaning of the Israeli Companies Law).

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a private placement of the Company’s ordinary shares, following which FIMI shall become a controlling shareholder of the Company (within the meaning of the Israeli Companies Law), on the conditions set forth in Proposal 1 to the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Private Placement.

PROPOSAL 2
ELECTION OF EXTERNAL DIRECTORS
(Item 2 on the Proxy Card)

Overview

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are “public companies” to appoint at least two external directors who meet the qualification requirements in the Israeli Companies Law. However, according to the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock Exchange Outside Israel), 2000 (the “Relief Regulations”), a company whose shares are traded on certain stock exchanges outside Israel (including the NASDAQ Global Select Market) that does not have a controlling shareholder may elect to exempt itself from the requirements of Israeli law with respect to the appointment of external directors, subject to certain conditions, including compliance with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee. On January 30, 2017, following analysis of our qualification to rely on the exemption, our Board of Directors determined to adopt the exemption. Since such date, we ceased to have external directors serving on our Board of Directors, and according to the terms of the relief, a majority of our directors are independent directors (within the meaning of Nasdaq Listing Rules) and the composition of our audit committee and compensation committee comply with the requirements of the Nasdaq Listing Rules.

Subject to the approval of Proposal 1 and the closing of the Private Placement, FIMI will become our controlling shareholder (within the meaning of the Israeli Companies Law), in which case we shall not be entitled to rely on the relief from external directors and shall be required to comply with the Israeli law requirements relating to the appointment of external directors and the composition of our audit committee and compensation committee.

Accordingly, we are asking our shareholders to approve the election of Prof. Benjamin Dekel and Assaf Itshayek as external directors of the Company (together, the “External Director Nominees”), each to serve as an external director, within the meaning of the Israeli Companies Law, for an initial three-year term, subject to the approval of Proposal 1 and the closing of the Private Placement.

The Israeli Companies Law provides that a person may not serve as an external director if the person is a relative (as such term is defined in the Israeli Companies Law) of a controlling shareholder or if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives (as such term is defined in the Israeli Companies Law), partners, employers or anyone to whom that person is subordinate (directly or indirectly), or entities under the person’s control have or had any affiliation with the company, the controlling shareholder of the company or relative of a controlling shareholder, at the time of the appointment, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If a company does not have a controlling shareholder or any shareholder holding 25% or more of the company’s voting rights, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment. The term “affiliation” generally includes: an employment relationship; a business or professional relationship maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the initial public offering). The Israeli Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager. Notwithstanding the foregoing, a person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity or person that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Israeli Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an external director.

In addition, no person may serve as an external director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not the controlling shareholder or relatives of the controlling shareholder, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company. An external director must meet certain professional qualifications or have financial and accounting expertise, as such terms are defined under regulations promulgated pursuant to the Israeli Companies Law. At least one external director must have financial and accounting expertise. However, under the Relief Regulations, if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then our external directors are not required to possess financial and accounting expertise as long as they possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise or professional qualifications. Each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director, and both the audit committee and compensation committee are required to include all of the external directors.

External directors are elected by the shareholders by the Special Majority. For details regarding the Special Majority requirements see “Vote Required for Approval of the Proposals” above.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and as a company whose shares are listed on the TASE and a foreign exchange, our external directors may be elected to additional terms of three years each, subject to conditions set out in the Relief Regulations.

External Director Nominees

Following a thorough review process of potential candidates, our Board of Directors recommends the election of the External Director Nominees.

Prof. Benjamin Dekel currently serves as the Founder and Chief Scientist of RenoVate Biopharmaceuticals Ltd., as director at Sagol Center for Regenerative Medicine, Tel Aviv University; as Vice-Dean, School of Medicine, Tel Aviv University; Chief, Pediatric Nephrology and Pediatric Stem Cell Research Institute, Sheba Medical Center; as a member of the Higher Committee on Cell and Gene Therapy, Israel Ministry of Health; and as a member of the Scientific Advisory Board, Stemrad, Ltd. From June 2009 until June 2020, Prof. Dekel served as Chief Scientist and a member of the board of directors of KidneyCure Inc. In 2011, Prof. Dekel Served as a Visiting Scholar at Stanford University. From January 2003 to January 2005, Prof. Dekel Served as a Fellow at the Weizmann Institute. Prof. Dekel holds an MD degree in Medicine from the Technion — Israel Institute of Technology and a PhD in Immunology & Transplantation Biology from the Weizmann Institute.

Assaf Itshayek has over 15 years of hi-tech industry experience in senior management and finance executive positions in different industries (including online, fintech and energy). Mr. Itshayek currently serves as a member of the board of directors of GoTo Global Ltd., Qira Ltd. and Trinity Audio Ltd. From June 2021 until October 2022, Mr. Itshayek served as the chief executive officer of NeraTech Media Ltd. Prior thereto, from November 2012 until June 2021, Mr. Itshayek was at Somoto Ltd. (TASE: SMTO), initially as the chief financial officer and from December 2017, as the chief executive officer. Prior thereto, Mr. Itshayek served as the chief financial officer of BlueSnap Inc. (from February 2021 until January 2021) and Digital Power Corporation Ltd. (June 2009- May 2011) and served as the corporate controller of Metalink Ltd. from June 2006 until August 2008. From December 1999 until July 2006, Mr. Itshayek served as a TMT senior audit manager at Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network. Mr. Itshayek holds a B.A. degree in Business Administration and Accountancy from the College of Management and an M.B.A. degree from Tel Aviv University.

We are not aware of any reason why either of the External Director Nominees, if elected, would be unable or unwilling to serve as an external director.

As are all other directors, if elected at the Meeting, the External Director Nominees will be entitled to: (i) directors’ and officers’ liability insurance as we shall procure from time to time; (ii) an indemnification and exculpation agreement, in the form approved by the Company’s shareholders on June 30, 2015; and (iii) an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Israeli Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 (the “Compensation Regulations”). In addition, at the Meeting, shareholders are being asked to approve the grant of options to each of the external director nominees, subject to their respective election as external directors at the Meeting and the commencement of service as external directors, under and in accordance with this Proposal 2 (see Proposal 3).

Proposed Resolution

The shareholders are being asked to approve the election of each of the External Director Nominees, namely Prof. Benjamin Dekel and Assaf Itshayek, each to serve as an external director, within the meaning of the Israeli Companies Law, for an initial three-year term, subject to the approval of Proposal 1 and the closing of the Private Placement. Each External Director Nominee will be voted on separately.

If the election of one or both of the External Director Nominees is approved at the Meeting, but Proposal 1 is not approved at the Meeting or the Private Placement is not consummated for any reason whatsoever, we shall continue to rely on the relief from external directors under the Relief Regulations and the External Director Nominee(s) so appointed shall not serve on our Board of Directors.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the nominees for external director.

PROPOSAL 3
APPROVAL OF THE GRANT OF OPTIONS TO EXTERNAL DIRECTORS
(Item 3 on the Proxy Card)

Background

The remuneration of external directors of an Israeli company is regulated by the Israeli Companies Law, the Compensation Regulations and the Relief Regulations. Under the Israeli Companies Law and the Compensation Regulations, a company is generally required to pay its external directors a cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board and committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Compensation Regulations. If a company elects to pay an outside director an annual fee and a per meeting attendance fee within the range of the average and maximum annual fee and per meeting attendance set forth in the Compensation Regulations, as we do, such compensation does not require shareholder approval.

Provided that the requirements for payment of the annual and per meeting attendance fees are met, a company may elect to further compensate its outside directors in the form of a grant of securities. Such grant of securities must be made under a compensation plan that includes all of the company’s officers and directors and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Compensation Regulations, provided that the company has at least two “other directors.” The term “other director” generally refers to a director who is not: an external director; a controlling shareholder; an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes). The securities awarded to the outside directors may not be less than the securities awarded to any “other director,” nor may the award exceed the average securities awarded to all of the “other directors.” Subject to the closing of the Private Placement, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur and Prof. Ari Shamiss shall meet the definition of “other directors.”

A nominee for outside director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation, except that expert outside directors may receive higher compensation than non-experts (provided that the compensation paid to each expert director must be the same).

During 2022, our Compensation Committee and Board of Directors conducted a comprehensive periodic review of our equity-based compensation awards to our management members and directors. Based on such review, our Compensation Committee and Board of Directors determined that, as an incentive for the activities and efforts of our management and directors, it would be appropriate and in the Company’s best interest to award to our management members and directors equity-based compensation, in the form of options, once every three years, according to a pre-determined three-year share-based compensation award plan, in lieu of awarding equity-based compensation awards on an annual basis. Accordingly, at our annual general meeting of shareholders held on December 22, 2022 (the “2022 AGM”), our shareholders approved the grant to each of our directors of options to purchase 30,000 ordinary shares. These options shall be exercisable on a cashless basis based on an exercise price of NIS 19.36 (or NIS 17.35 in the case of Mr. Uri Botzer, who was later nominated as a director nominee), which exercise price, in each case, is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the respective option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on the date of the approval of the respective option grant by our Board of Directors, plus 5%. The options vest over a period of four years in four equal installments, such that 25% of the options will vest on each anniversary of the grant date, and are exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.

Accordingly, in connection with the nomination of each of the External Director Nominees to serve as external directors of the Company, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant, to each of the External Director Nominees (subject to their election at the Meeting and the commencement of service as external directors in accordance with Proposal 2), of options to purchase 16,000 ordinary shares of the Company, at an exercise price of NIS 19.71 (which is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to July 13, 2023, which was the date of the approval of the respective option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on July 13, 2023, which was the date of the approval of the respective option grant by our Board of Directors, plus 5%)., The estimated fair value, as of the date hereof, of such options to be granted to the External Director Nominees is equivalent to the fair value of the options that were awarded to our existing directors at the 2022 AGM.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to an external director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders of that company, in that order. On July 13, 2023, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant of the options described above to the external Director Nominees, subject to their respective election at the Meeting and the commencement of service as external directors under and in accordance with Proposal 2. Accordingly, if Proposal 2 and this Proposal 3 are approved at the Meeting, but Proposal 1 is not approved at the Meeting or the Private Placement is not consummated for any reason whatsoever, the External Directors shall not serve on our Board of Directors and accordingly, shall not be entitled to the options under this Proposal 3.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant to each of Prof. Benjamin Dekel and Assaf Itshayek of options to purchase 16,000 ordinary shares of the Company, with such terms and conditions as set forth in the Proxy Statement for the Meeting, subject to their respective election as external directors at the Meeting and the commencement of service as external directors of the Company in accordance with Proposal 2.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the grant of options to each of the external director nominees, subject to their respective election at the Meeting and commencement of service as external directors in accordance with Proposal 2.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,

Lilach Asher-Topilsky
Chair of the Board of Directors

Date: July 13, 2023